EXHIBIT 12

McDonnell Douglas Finance Corporation and Subsidiaries
Computation of Ratio of Income to Fixed Charges



                                             Nine months ended
                                               September 30,
(Dollars in millions)                        1996        1995

Income:
  Income before taxes on income           $   50.8    $   44.7
  Fixed charges                               89.7        79.2
  Income before taxes on income and       $  140.5   $   123.9
       fixed charges

Fixed charges:
  Interest expense                        $   87.1    $   76.6
  Preferred stock cash dividends               2.6         2.6
                                          $   89.7    $   79.2

Ratio of income before taxes on income
   and fixed charges to fixed charges          1.57        1.56